XDEX

Distributed Ledger Technology for
Early Stage Capital Markets

WHITEPAPER

Version 1.1
09-14-2018



10XTS

10XTS, Inc.
1311 Vine St.
Cincinnati, OH 45202 USA

Disclaimer

This whitepaper forms part of, and should be read together with, the Form C being filed by 10XTS, Inc. (for purposes of this Disclaimer, referred to herein as"10XTS", the "company," and "we") with the U.S. Securities and Exchange Commission in connection a Regulation Crowdfunding offering of 10XTS securities contemplated therein and of which this whitepaper is a part (the specified Form C and exhibits there to, including, without limitation, this whitepaper, the "Offering Statement," "Risk Factors" are collectively referred to herein as the "Offering Documents").

Caution Concerning Forward Looking Statements:

The Offering Documents contain forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. We caution you that forward-looking statements in the Offering Documents are not exclusive to those statements containing the words set forth in the preceding list.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in the Offering Documents on our current expectations and projections about future events and trends that we believe may impact 10XTS.

We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements in the Offering Documents will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in Offering Documents relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in Offering Documents to reflect events or circumstances after the date of Offering Documents or to reflect new information or the occurrence of unanticipated events,

This whitepaper, standing alone, does not constitute a prospectus nor offer document of any sort and is not intended, in isolation, to constitute an offer or solicitation of securities or any other investment or other product in any jurisdiction. This whitepaper does not constitute advice to purchase any 10XTS securities, nor should it be relied upon in connection with, any contract or purchasing decision.

FOR INFORMATIONAL PURPOSES ONLY

Nothing in this whitepaper constitutes an offer or solicitation to sell shares or securities in 10XTS, Inc. or any related company.

Contents

Introduction

Distributed Ledger Technology (DLT) is crossing the chasm into adulthood

Also known as "blockchain", DLT has rapidly asserted itself as one of the most potentially disruptive technology forces of the 21st century.

Just as the internet had far-reaching implications at the close of the 20th Century, ultimately touching upon nearly every aspect of modern daily life, blockchain can create a wave of radical changes similar to those brought on by the widespread adoption of world wide web.

Blockchain and Distributed Ledger Technology offers a new approach to managing and settling financial transactions. It is being proposed as a solution to many of the inadequacies that plague enterprises, specifically within the Early Stage Capital segment of the overall Financial Services Industry (FSI).

It has also introduced a new architecture, where all financial services firms work from common data, in near real-time, and where inefficient, redundant back-office operations are either streamlined or eliminated.

This represents a significant opportunity for cost-savings and higher returns through more efficient use of capital for the mainstream FSI participants.

Many financial services organizations are currently exploring blockchain solutions, but the market has yet to fully embrace the technology.

Several factors are causing organizations to hesitate. Chief among them are unresolved regulatory issues, lack of in-depth understanding of DLT, and the absence of enterprise-level solutions and platforms that meet the performance requirements necessary for the FSI.

10XTS is a software solutions company that collaborates with its clients to deliver blockchain products and solutions. 10XTS has launched XDEX, a Blockchain-as-a-Service (BaaS) platform, to make the transition possible for enterprises and the FSI.

This whitepaper provides an overview of 10XTS's solutions methodology, its XDEX Blockchain-as-a-Service (BaaS) platform, and the XDEX technical protocol.

Growth forecasts and identified adoption challenges have opened a window of market opportunity for a full-service blockchain company to deliver an enterprise grade blockchain platform solution to the financial services industry and capital markets.

In this whitepaper you will learn about 10XTS, Inc. and how the company:

- Has built its Compliant Asset Token BaaS platform, XDEX, which has reached MVP (minimum viable product) status.

- Combines business process re-design, risk analysis and governance; along with advanced enterprise architecture, software design and development; to implement client specific solutions.

- Has created a token management framework for multiple types of "User Defined Tokens" — as well as how the XBT tokens are used to pay for services on the XDEX platform.

- Is planning to:

  - continue enhancing the XDEX platform and its supporting ecosystem

  - deploy its business model

  - raise additional capital

What is "Asset Tokenization?"

First, we must understand distributed ledger-based asset tokenization of financial securities

What is "Asset Tokenization?"

Asset tokenization is the process of converting ownership rights in a particular asset into a digital token on a blockchain.

Ownership of the token represents ownership of the real world asset corollary.

Tokenization of real-world assets enables new markets by decreasing barriers and frictions to information exchange and trade.

What are "Securities Tokens?"

Securities Tokens are traditional financial securities designated by a cryptographic token on a blockchain ledger.

These can include tokens which represent equity, bonds, fund units, etc... The ownership rights to the security instrument are written and recorded on the blockchain.

While a lot of confusion may still exist surrounding blockchain utility tokens and their status as a commodity vs. a security — there's no question that a securities token represents a real world security. Securities have existing, well-defined regulatory compliance requirements in jurisdictions around the world.

Why Tokenize Securities?

Many inefficiencies in global capital and asset management can be solved by moving real-world assets onto a blockchain ledger.

This process brings the inherent advantages of blockchain technology, while ensuring the characteristics of the underlying asset remain intact.

Tokenizing a real-world asset simplifies the matching of buyers and sellers. Ownership interests in an office tower is usually limited to a handful of wealthy individuals or institutions.

However, by fractionalizing the ownership using tokens on a blockchain ledger.

More potential investors through incremental ownership represents a wider market for capital and liquidity.

The tokenization of assets on a blockchain creates an immutable record of ownership.

Even with publicly traded securities, huge problems have occurred with regard to ownership.

In the future, tokenized securities will simplify regulatory compliance.

All transactions are verified on a digital ledger through the algorithmic consensus of the blockchain, so there's no room for human error.

Everything from proof of ownership to contract conditions can be written into the blockchain.

And with the blockchain handling the tracking and transfer, there will be fewer intermediaries and checks, resulting in a much cheaper and efficient mechanism of ownership and trade.

The following chart shows the market responses to the Coindesk Q2 2018 Blockchain Sentiment Survey. Over 63% indicated the belief that the financial markets will adopt tokenized securities.

"Do you believe that regulated institutions will tokenize securities (stocks, real estate interests, etc...)?"



Data Sources: Coindesk's Q2 2018 Blockchain Sentiment Survey

Market Insights

Enterprise blockchain adoption to accelerate

Enterprise blockchain solutions global spending to hit $2.1 billion in 2018, grow to $9.7 billion in 2021



WHAT ARE YOUR ORGANIZATION'S PLANS IN TERMS OF BLOCKCHAIN?
Source: Gartner (May 2018)

No Interest 34%

On the radar, but no action planned 43%

Have already invested and deployed 1%

In short-term planning/actively investing 8%

In medium- or long-term planning 14%

According to the 2018 Worldwide Semiannual Blockchain Spending Guide from International Data Corporation (IDC), global spending on blockchain solutions is forecast to reach $2.1 billion in 2018, more than double the $945 million spent in 2017.

IDC expects blockchain spending to grow at a robust pace over the 2016-2021 forecast period with a five-year compound annual growth rate (CAGR) of 81.2% and total spending of $9.7 billion in 2021.

According to the Gartner 2018 CIO Survey, blockchain spending will be led by the financial sector ($754 million in 2018), driven largely by rapid adoption in the banking industry.

The distribution and services sector ($510 million in 2018) will see strong investments from the retail and professional services industries, while the manufacturing and resources sector ($448 million in 2018) will be driven by the discrete and process manufacturing industries.

Finance industry moves forward with blockchain adoption

Within the financial sector, blockchain lends itself to a number of common use cases including regulatory compliance, cross-border payments & settlements, custody and asset tracking, and trade finance & post-trade/transaction settlements.

In the distribution and services sector and the manufacturing and resources sectors, the leading use cases include asset/goods management and lot lineage/provenance.

According to Gartner, cross-border payments & settlements will be the use case that sees the largest spending in 2018 ($242 million), followed by lot/lineage provenance ($202 million) and trade finance & post-trade/transaction settlements ($199 million).

These three use cases will remain the largest in terms of overall spending in 2021 as well.

Gartner indicates that IT services and business services (combined) will account for roughly 75%

of all blockchain spending throughout the forecast with spending fairly well balanced across the two categories.

Gartner states that blockchain platform software will be the largest category of spending outside of the services category and one of the fastest growing categories overall.

According to another recent 2018 poll from Ernst & Young, 61% of senior professionals see regulatory complexity as the biggest barrier to widespread adoption, followed by integration with legacy technology (51%) and a lack of general understanding of blockchain's capabilities (49%).

Despite regulatory complexity, respondents cite changes to regulation as the primary driver for the integration of blockchain technology into the broader enterprise ecosystem (37%), followed by adoption of blockchain as a digital currency by top companies (23%) and acceptance of the technology among central banks (18%).

US to experience greatest surge of blockchain adoption globally

The EY poll also revealed that the US is expected to see the greatest adoption of blockchain globally within the next two years.

In the poll, almost one-third of respondents (28%) expect the US to experience the highest surge, far ahead of China which ranked second with 18%. Japan (13%) and the UK (12%) came further behind in third and fourth positions.

Organizations are making an active effort to integrate blockchain into their business functions as they look to reap the benefits of the technology, with 60% expecting the financial/professional services industry to see the most blockchain breakthroughs in the next two years.

Within finance, 60% of respondents believe that the industry will gradually adopt blockchain technology within the next year, while a further 17% anticipate rapid adoption in this timeframe.

Respondents also stated that increased operational efficiencies is the main advantage of blockchain technology (28%), followed by a high level of transparency (18%) and trust in data integrity (16%).

Based on these projections, 10XTS believes the blockchain industry is clearly at the cusp of growth expected for any emergent technology lifecycle.

- Gartner's 2018 CIO Survey indicates blockchain's business value-add will grow to $176 billion by the year 2025, will grow to $3.1 trillion by 2030

- 1% of CIOs indicate active blockchain adoption

- 8% are in short-term planning and pilot execution

- 77% have no current plans yet—despite massive media, the majority of the growth is still ahead

- 85% of banking CIOs indicate interest in blockchain technology

SOURCES:

- Gartner CIO Survey, May 2018

- Ernst & Young Blockchain Summit Poll, March 2018

- DC Worldwide Semiannual Blockchain Spending Guide, January 2018

- Coindesk Q2 2018 Blockchain Sentiment Survey, August 2018

- Gartner Predicts 2018: Top Predictions in Blockchain Business, November 2017

Barriers To Adoption

Obstacles still remain for Distributed Ledger Technology adoption by Main Street finance & capital markets

While 10XTS sees significant market growth opportunities, there are obstacles for blockchain to become fully adopted as a mainstream technology.

We have identified many of the obstacles that must be addressed and overcome for blockchain technology to be able to move beyond the innovation phases into early adoption by mainstream enterprises and capital markets.

1. Regulatory Complexity

One of the major obstacles to enterprise blockchain adoption is regulatory complexity. This is due to the lack of clearly-defined regulations set out by various state and national regulatory agencies.

For example, the U.S. Securities and Exchange Commission (SEC) regulatory regime does not specifically contemplate blockchain tokens.

In 2017, there were 873 ICO's completed that raised over $7 billion through Initial Coin Offerings (ICOs). By March of 2018, over 80 of those firms receive subpoenas from the SEC.

While some of these issues are being resolved, there is still an atmosphere of uncertainty, which is causing financial services organizations to slow down adoption until there is more regulatory clarity.

2. Legacy Enterprise Technology

For organizations to really benefit from blockchain, they need new DLT enabled infrastructure. Industries like payments, insurance, real estate, and banking all operate on legacy systems.

There is a significant investment of both time and capital to create new infrastructure.

What's missing are the software tools and ecosystem for building enterprise blockchain applications, and API's that integrate with legacy systems, and a blockchain platform that meets the transactional speed requirements for financial applications.

Business, governance and operating models, and designed and implemented pre-digital business will take time to re-engineer. This is because of the ramifications blockchain has concerning control and economics.

3. Credibility of Blockchain ("Crypto Madness")

The current cryptocurrency landscape has created a lot of confusion and mistrust. The sheer number of cryptocurrencies, ICOs and scams have eroded the credibility of potential blockchain solutions.

While the understanding of the difference between blockchain as a potential enterprise data utility and Bitcoin itself is growing, the hype cycle has hurt the underlying legitimacy of the technology.

4. Skills Gap & Talent Scarcity

Per the 2018 Gartner CIO Survey, among 293 CIOs of organizations that are in short-term planning or have already invested in blockchain initiatives, 23% of CIOs stated that blockchain requires the most new skills to implement of any technology area, while 18% said that blockchain skills are the most difficult to find.

A further 14% indicated that blockchain requires the greatest change in the culture of the IT department, and 13% believed that the structure of the IT department had to change in order to implement blockchain.

The challenge for CIOs is not just finding and retaining qualified engineers, but finding DLT-capable, qualified engineers that can fully utilize or exploit DLT growth and development.

Qualified engineers may be cautious due to the historically libertarian and maverick nature of the blockchain developer community.

Many blockchain enthusiasts and developers typically skew younger in age, and do not have the enterprise IT leadership experience necessary to navigate the strategic challenges within organizations.

5. Vulnerabilities of Public Networks

The "51% attack scenario" implies that if more than half of the mining hash rate (computing power) of a blockchain is controlled by a malicious party, they get to

choose which transactions go through.

For hackers, the key beauty of permission-less blockchains is anyone can run a node, small cryptocurrencies can be brought down with adequate manpower and financial resources.

Small cryptocurrencies like ZenCash and Bitcoin Private have already been successfully attacked, allowing wallets to double spend transactions.

This is partly the reason behind the Bitcoin community's worry about China's domination, (they control 53% of hash power) along with mining companies like Bitmain and Nicehash, in the Bitcoin mining space.

6. Network Scaling & Transaction Throughput

Blockchain offers a wealth of potential, but it finds itself challenged most heavily by scaling issues that are not unlike the early days of the internet.

The most obvious current limitation of blockchains is their limited throughput. The more decentralized a blockchain is, the more its transactions per second (TPS) typically suffer.

For app developers looking to build on top of an existing public blockchain, they're unlikely to find one that's sufficiently decentralized and can also handle their long-term throughput needs.

Current blockchain implementations resemble the engines found in the Model-T Ford, which was 20 horsepower.

For example, Bitcoin takes about 10 minutes to create a block, which equates to about 7 transactions a second. Ethereum can achieve 20 transactions a second, and Apache Hyperledger Fabric can process up to 1,000 per second. Visa & Mastercard presently process 8,000-12,000 transactions per second.

Distributed systems are inherently unwieldy at scale, creating several new issues that can offset the solutions promised by the new tech.

While tech often progresses at exponential rates, consumer appreciation for emerging solutions can lag, creating a bad market-fit.

Various proposals and efforts have been undertaken to expand the transaction throughput of public blockchains, but the results may not be seen for years into the future.

7. Status Quo Mindset

There are a lot of third parties making significant amounts of money from the current infrastructure in place. Asking people to change the way they do business and cut out their trusted advisor is a big ask.

These middle men include, credit bureaus, banks, processors, security services, consultants, associations, etc. Entire industries are built around the need to provide guidance and assurance for the largest service based industries.

Much like the internet itself, there will be winners and losers in the intermediary spaces. E-commerce changed the retail landscape. Information searches replaced travel agents.

Some intermediaries will embrace the technology shift early, becoming the trusted provider of the technology services.

Some will move to use regulatory frameworks to push back on the use of the technology through lobbying and legislative efforts. Disruption is messy and takes a long time.

8. Illegal Content On Public Blockchain Networks

Another limitation of public blockchain networks is that inclusion of embedded illegal materials (a copy of which all node operators are forced to keep) creates potential liability for blockchain node operators and threatens blockchain integrity. Node operators are faced with the choice of being subject to liability or forced to delete the unlawful content.

Owning an Ethereum wallet may present a risk of receiving a random distribution of an unregistered security token from a blockchain project engaging in what is known as an "air drop".

The rationale is to provide free tokens to people in hopes of creating a viable market. However, this presents risks for those in regulatory jurisdictions prohibiting these types of transactions.

How does one dispose of the unwanted, unregistered security without violating the law while also violating the law by holding it?

Also, there are links to child pornography stored in the Bitcoin ledger itself. This puts any node operator having a full copy of the ledger at potential legal risk.

The questionable content creates a situation for enterprise IT leaders regarding the data utility framework of the blockchain itself.

What corporate risks exist for critical information systems when other users of the same data utility are polluting it with other content that puts the entire ledger at risk?

This is obviously a challenge, especially for users contemplating a solution based on a fully anonymous, public network.

9. Lack Of Understanding of Blockchain Technology

For the past few years, people have been increasingly excited about the possibilities of blockchain technology.

However, the excitement is more the result of the logarithmic rise in cryptocurrency investments and potential for return as opposed to interest in the underlying technology itself.

While most are aware that blockchain is what makes the cryptocurrencies possible, there is very little understanding of how it works or its other benefits beyond managing cryptocurrencies.

Blockchain technology implementation will change the operating and business model of the organizations and there exists a challenge in being ready and able to accommodate this requirement.

Blockchain technology requires understanding of, at a fundamental level, aspects of security, law, value exchange, decentralized protocol governance, process and commercial architectures.

Moving towards a decentralized protocol and data approaches means traditional lines of business and organization silos can no longer operate under their historical structures.

10. Governance Issues

Public networks have faced many challenges over how the ledger itself is managed.

In Proof-of-Work models, which version of mining software is being run by how many node operators constitutes the consensus.

Disputes over the parameters of a given blockchain have resulted in splits in the community, even forking the blockchain itself as factions of miners stop supporting the original blockchain and create their own new protocol with parameters that better suit their own opinion.

Case in point, Bitcoin and Bitcoin Cash. When the Bitcoin miners ended up in a dispute over parameters of the blockchain, some decided to create their own, new blockchain with different parameters.

Should any enterprise wish to explore the use of a public blockchain network for use as a data utility or transactional platform, they face significant obstacles when casting a voice in how that utility is managed.

From the CIO view, the following questions remain.:

• Who is managing the ledger?

• How do the node operators come to agreement on how the chain is managed?

• What inherent risks exist for the organization considering using a particular chain with regard to data governance and compliance?

• Will the infrastructure and data pass a comprehensive audit?

For reporting companies, the bar is much higher, including questions about ISO data and Sarbanes-Oxley compliance.

11. Lack Of Standards

Blockchain suffers from a general lack of standards, even in the vocabulary and terminology used to describe the technology itself.

Again, similar to the internet in previous eras, industry consortia and associations struggle with normalization and seamless definitions.

With blockchain technology still being in such a nascent state, the various technology industry verticals have yet to even consider the implications and efforts to define an accepted standard for transactions and related metadata.

Within most legal jurisdictions, no codified taxonomy exists to interpret various situations for resolution. This makes compliance very difficult, especially for regulated industries.

Using a historical lens, the technology will continue to emerge as a patchwork of disconnected, platform-specific attributes and definitions for years before concrete standards emerge.

12. Security Issues

Due to the decentralized computing architecture inherent to blockchain technology, a security hole in a single blockchain node can compromise the whole network.

A DoS (Denial of Service) attack that is generally considered to have limited impact in software industry can be huge in the blockchain ecosystem since everything in the system is connected and self-replicating.

While blockchain algorithms are generally more secure because of the inherent nature of the consensus models and methods for deriving truth, how nodes are architected and managed becomes a fundamental risk, no different than any other IT infrastructure server framework.

Most hacks have occurred at layers above the blockchain itself. Whether it be code flaws in wallets or the security architecture of a trading exchange's internal network, the security risks remain.

13. Secure Data Storage

One of the major limitations of public ledger systems are certain applications with private data that users and participants do not want shared on a public blockchain. This is ironic because data is more secure on a distributed storage system with respect to any unauthorized manipulation.

However, consumers are not comfortable with this application yet, and laws prevent this for certain types of data such as financial or health data, or any personal data that could be subject to GDPR in Europe.

Thus, many companies use blockchain just for hashing the location of the data and then store the actual data on centralized servers.

14. Lack Of Stable Development Tools

While many cloud services providers like Microsoft, Oracle, and Amazon have started to offer blockchain services, nearly all of the current offerings involve the traditional management of the server infrastructure for hosting a ledger node.

There exists a significant gap in the actual development layer for tools to easily connect and build against the lower level communication protocol layers.

While many developers are familiar with web services and related frameworks, only a small percentage can actually architect and build applications at a communication protocol layer. This refers back to the lack of developer talent and skills gap discussed earlier.

A lack of stable developer tools to consume and manipulate blockchain services within other applications increases the cost of development and maintenance.

Furthermore, most tools that do exist are only able to support a single blockchain protocol instead of being adaptable to connect multiple ledgers with different consensus models.

15. Poor User Experience

Similar to the emergence of email and the internet, the early stage of blockchain makes usage cumbersome and limited only to those who are able and willing to experiment and learn.

Only when companies like AOL started shipping CD-ROMs with easy to use client applications did internet technology start to experience a rise in usage by the masses.

This is tied to the specific application use case and developer tool frameworks to connect blockchains to front-end client applications that make connectivity seamless.

Blockchain adoption is directly tied to the actual use case and the viability of a seamless experience for end users to easily connect and do something useful in an easy-to-use manner.

16. Smart Contracts

Smart contracts are programs that distribute transactions according to a predetermined set of rules. They allow for capital or data to be distributed across parties in a manner that none of them can renege on.

Currently, smart contracts added to the blockchain are immutable. And if there are flaws in the code that may be exploited by hackers, they will remain unless migrated to a new contract, which is a painstaking process.

Major hacks — including the DAO hack and the Parity multi-signature wallet attack — have proven difficult to recover from, resulting in huge losses for Ethereum.

17. Lack of Rule-based Transactional Constraints

Currently, blockchains and coins/tokens are largely unmanaged and uncontrolled from a regulatory standpoint.

If an Ethereum-based ERC-20 token is issued with security attributes of a privately-placed security, once that Ethereum-based token hits the open market, most controls necessary to assuring compliance with applicable U.S. statutory and regulatory exemptions and restrictions are lost. This opens the issuer, exchanges, and buyers to significant legal risk.

Existing cryptocurrency exchanges do not limit or control trading of tokens carrying security attributes. Buyers can use VPNs (virtual private networks) to appear as if they are not within restricted geographic locations, thus circumventing the buying and selling of these securities tokens on centralized exchanges around the world – even in the instance of known identities.

This applies to many contextual use cases beyond securities.

18. Blockchain Startups Not Enterprise Focused

Many of the new startup companies in the blockchain space are not focused on the needs of enterprise. While being visionary in their solutions, the practical reality of enterprises already having significant investment in IT and line of business applications dictates a very long road for those companies wishing to replace current workflows and applications with blockchain-based versions.

Opportunity

Growth forecasts + identified adoption barriers have opened a window of market opportunity

Based upon the market growth forecasts, combined with the current obstacles, the next few years represent the window of opportunity for the companies that can successfully connect the dots in enterprise blockchain.



Industry-specific Technology Adoption Lifecycles

Blockchain is software and data technology. In that respect, it is no different than any other technology lifecycle curve as the market emerges and matures.

When examining the overall blockchain market, it is important to make the distinctions between viewing all blockchain technology from a single vantage point vs. specific industry vertical applications of blockchain technology.

Cryptocurrency is its own distinct market with its own curve. The unprecedented hype and exposure of the technology has compressed the cycle. Even while broad consumer adoption is still low, the market cycle for cryptocurrency is far more advanced based on the technology development and business funding. Clear leaders exist in the space with players like Coinbase, Circle, Bitpay, and others.

However, enterprise blockchain has its own broad industry curve, with separate curves within each discreet industry segment.

With the 2018 Gartner CIO Survey respondents indicating 1% of CIOs reporting an active project across all industries, it suggests that enterprise blockchain is still in the innovation phase of the technology adoption lifecycle.

However, within the financial services industry, the

adoption rate is 3.5 times higher, **with 5% reporting an investment and deployment of the technology.** This would place the FSI in the early adoption phase.

The looming chasm reflected in the Technology Lifecycle Adoption Chart for FSI represents the yet to be resolved obstacles for the industry, and the opportunities for providers of products and services in the segment.

Success is rooted in the right value proposition being presented with the right message-to-market match at the right time.

We believe the window is open and we are positioned to capitalize upon the opportunity.

The question remains:

"How will we get there?"



There is a window of opportunity for entrants into each vertical with tailored solutions to meet the needs of each industry segment.

Enterprise Blockchain Market Maturity


expectations
On the Rise
At the Peak
Sliding Into the Trough
Climbing the Slope
Entering the Plateau
Activity beyond early adopters
Supplier proliferation
Negative press begins
Mass media hype begins
Supplier consolidation and failures
High-growth adoption phase starts: 20% to 30% of the potential audience has adopted the innovation
Early adopters investigate
Second rounds of venture capital funding
First-generation products, high price, lots of customization needed
Methodologies and best practices developing
Less than 5 percent of the potential audience has adopted fully
Startup companies first round of venture capital funding
Third-generation products, out of the box, product suites
We are here
R&D
Second-generation products, some services
Technology Trigger
Peak of Inflated Expectations
Trough of Disillusionment
Slope of Enlightenment
Plateau of Productivity
time

What are the critical factors necessary for both near-term and long-term success?

- Companies adopting an enterprise focus to address the obstacles will have a better chance than obscure startups attempting to build new line of business systems on risky public blockchain networks.
- Semi-private, consortium-based technical protocols will provide the governance and risk management necessary for enterprise needs.
- Platforms that extend blockchain with traditional cloud and web services to ease development and integration with legacy systems will reduce costs and provide a more defined path forward.
- Blockchain ecosystems ensuring regulatory compliance and the integrity of enterprise data will provide the assurances and efficacy of data.
- A combined product & services solutions approach to offer turn-key projects will be in high demand.
- Channel partner distribution to lower cost of customer acquisition and acceleration to capture market share.
- Multiple streams of revenue and recurring revenue models to ensure financial viability while pursuing the critical mass and network economic effect.
- Support models that mirror existing software market solutions to retain and build user base.
- Effective marketing and sales to build from awareness & interest, to early adoption, to early majority phases.

The Solution

Frustrated with the business obstacles, technical complexity and quality of blockchain technology options on the market, 10XTS is determined to deliver a solution that:

1) capitalizes on the obvious window of market opportunity; and

2) solves the obstacles prohibiting adoption of blockchain and distributed ledger technology by traditional, mainstream enterprise and FSI and capital markets.

XDEX

The XDEX platform helps overcome many adoption barriers for enterprises and early stage capital

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XDEX

Distributed Ledger Technology for Early Stage Funding Capital Markets

XDEX is a cloud-based, compliant asset tokenization blockchain ledger ecosystem for business, financial services and capital markets.

XDEX enables smart business leaders and early stage capital participants to incorporate the power of a cloud-based, distributed ledger blockchain into their strategic business growth and data strategy — while ensuring security, governance, compliance and risk assurance.

Governance, integrity, and quality assurance are key attributes missing from current widespread blockchain technologies — mainly due to the inherent limitations of most blockchain and public cryptocurrency platforms, which were never architected with the features necessary for enterprise.

XDEX has been architected to address the issues preventing blockchain from being adopted by mainstream business enterprises. XDEX is structured to deliver greater security, efficiency, performance, and scalability while enabling the underlying consortium-based technical protocol to support the blockchain.

The XDEX ecosystem also leverages the efficiencies of its protocol infrastructure to incentivize its perpetual operation and expansion as a reliable data utility.

The result is an interconnected system of digital value built on sound principles — and ideally suited to attract mainstream enterprises, capital markets, and financial services users around the world.

Unlike many early stage blockchain projects, XDEX has reached production-ready state and is being launched into the market.



XDEX Platform Features

- **XDEX Blockchain** — At the XDEX core is an industrial strength distributed ledger and data consortium of interconnected, cooperative partners. These partners support the distributed ledger data ecosystem through the operation of server nodes. The core production blockchain is a decentralized protocol based on Delegated Proof of Stake consensus (DPoS). DPoS powers half of the transactions of all blockchains in existence. Also one of the fastest, it can scale beyond VISA transaction or NASDAQ trade volumes to 100k transactions/second with the network infrastructure to support it. When paired with a separate audit chain ledger for reporting and metadata storage, XDEX is one of the most advanced, enterprise-grade blockchain frameworks. The immutability and security provided by XDEX ensures data availability across multiple organizations and industry value chains

- **XDEX Enterprise Cloud** — The full XDEX technology stack includes an API-based microservices cloud framework for extended application integration and data services. The XDEX Enterprise Cloud connects identity, permissions, applications, and data with the XDEX Blockchain underneath. Development partners can connect to the XDEX Enterprise Cloud by consuming the API-based microservices layer, and integrate with XDEX to extend their current enterprise applications and digital storefronts with the distributed ledger.

- **XDEX Tokens** — XDEX is a ledger-based system to prove transactions between users based on blockchain tokens. As a "unit of account", XDEX Tokens can be created and issued to track things like memberships, licenses, service agreements, asset ownership, securities, cap tables, investor ownership, etc… XDEX becomes the extended, single source of truth data repository. Through certified development partner applications, authorized XDEX users may create tokens to represent items on the blockchain. These tokens are identifiers to the underlying, real world object and/or asset.

- **XDEX Platform Client** — XDEX uses a software client and wallet to access the blockchain data. The XDEX Platform client becomes an application development starting point that can be customized and integrated into other enterprise data and systems.

- **Account-level Governance Modeling** — XDEX provides the ability to create complex account structures with weighting and thresholds for approvals for all transactions. Transactions may be proposed for an entity-level transaction, but then require approvals from the associated stakeholders to submit to the blockchain. This provides a real-world governance modeling, which is a significant improvement – one that is necessary for mainstream adoption of financial blockchain technology.

- **XDEX Compliance Framework** — XDEX is modeled against open international standards for digital business information reporting. We use a language in which reporting terms can be authoritatively defined. Those terms can then be used to uniquely represent the contents of financial statements or other kinds of compliance, performance and business reports. XDEX lets information move between organizations rapidly, accurately and digitally.

- **XDEX Business Rule Engine** — To ensure application rules are applied to transaction and token contexts, XDEX has established a rule engine-based approach to logic. This is important to ensure things like legal regulations are enforced around any transaction. Essentially XDEX distills every transaction down to a binary logic of "Can these two parties engage in this specific transaction based on their status, locale, and regulation?" While the two parties may not know the specifics of the other, the XDEX platform maintains their information, and automatically permits or denies the transaction based on the associated rules established for the specific use case.

- **Ecosystem Governance** — XDEX uses the Delegated Proof of Stake consensus model, which enables a participatory, democratic governance structure for all users of the system to govern the blockchain itself. This is important because it allows even the smallest user to cast a vote in the overall management of the ecosystem.

XDEX Token Types

XDEX classifies transactions and token types to enforce the rules around tokenized assets



XDEX Platform
User & Asset Metadata is checked in the business rule engine of the platform to determine the status of the individual actors and asset attributes to automatically pass or fail transaction request.

Entity A
Entity A initiates a transaction for a specific asset in the XDEX ecosystem to send the asset token to Entity B.

Entity B
Entity B wishes to receive the specific asset token from Entity A within the XDEX ecosystem.

Entities May Be Anonymous
The two entities may or may not have direct knowledge of the identity of the other depending on use case and application.

The classification of any user token structure is how we architect the specific XDEX functionality and transactional automation for use cases. When combined with business rules and application logic, a token can be constrained, managed, and reported upon. This is a radical shift away from the "open wild" systems of public cryptocurrency networks — where there is no constraint across the entire ledger or ecosystem. In public networks like Bitcoin and Ethereum, users have no restrictions on sending tokens at the protocol level, which breaks any model of binding to real-world rules for a transaction.

XDEX User Tokens

As a multi-purpose transaction cloud and token management framework, the XDEX platform provides a feature known as "User Tokens". The term refers to a type of custom token registered on the XDEX platform, which users can create, issue, manage, hold, transfer, trade, and report, rules-based restrictions — all depending upon the classification of the transaction and resulting token type.

The issuer of such an asset publicly names, describes, and distributes their tokens and can specify customized requirements, such as an approved whitelist of accounts permitted to hold the tokens or the associated transaction and transfer fees.

XDEX supports the generation and distribution of multiple types of custom User Tokens representing broad potential use cases. Users can hold and trade User Tokens within certain restrictions encapsulated in the XDEX Business Rules Engine to ensure regulatory compliance depending upon the User Token classification.

Transactions may be integrated into existing application functionality — in which case the software performs actions behind the scenes involving the transfer and/or validation of a transaction involving a particular token type as the result of a connected enterprise system.

A token being received by an XDEX user is the result of a transaction and can also be viewed as the user "receiving a receipt" as proof of the transaction.

Token Use Case Context

Depending upon the use case, the XDEX platform classifies User Tokens based on their function. In XDEX nomenclature, this is called the "Token Context" — quite simply, all tokens are the same at the technology level. We use the context of the transaction type itself to define the handling of the token on the blockchain.

What changes about a token (and also invokes specific regulatory controls and reporting) is what the token represents and the defined context within which token is being used and by whom.

This has been quite possibly one of the most confusing aspects of blockchain technology with regard to regulation and compliance — **a problem XDEX seeks to resolve.**

The XDEX platform provides the metadata classification capabilities through the extended cloud feature set to establish the documented context for a specific type of token on the blockchain. Depending upon the use case, the token may represent a regulated asset or other underlying usage — which could involve other requirements such as formal documents, registration with regulatory authorities, restrictions on ownership, and transfer.

Key contextual elements that further define a token's classification include the existence and type of possible counterparties along with the presence of an underlying asset or value.

For example, if the token context includes some form of asset and a counterparty, it will have significant legal and regulatory differences compared to a native "currency-like" commodity token. Tokens are transferable digital assets that may carry out certain functions including the transfer of rights or revenue.

Categorizing transactions and tokens clarifies a token holder's rights, allowing the XDEX user community to precisely define a token's value, mitigate any risks, and provide a supporting documentation framework.

The XDEX User Token categorization is based upon the Swiss government token taxonomy as defined by their national efforts to establish a standardized framework for token usage.

XDEX distinguishes between three primary classes of tokens:

Class 1: Native Utility Tokens

Native Utility Tokens can be transferred on the XDEX blockchain ledger from User A to User B, but do not grant any rights towards a counterparty claim of any form. The owner of a Native Utility Token does not have any relative or absolute right, except for the right relating to the token itself. The fact that a token might be used on a specific blockchain system, for example as "gas", does not exclude it from being assigned to Class 1.

The relevant criteria for this category of token is the lack of a relative right against a counterparty, such as the entity creating the token or a third party. Native Utility Tokens can be divided into the following four sub-categories:

- **Basic Payment Tokens** — Basic Payment Tokens are simple mediums of exchange, units of account, and stores of value without further functionalities. The right of the token itself depends on the technical and conceptual model of the underlying blockchain as well as the higher order application use case.
- **Infrastructure Access Tokens** — In addition to acting as mediums of exchange, units of account, and stores of value, Infrastructure Access Tokens provide the possibility to use a specific blockchain infrastructure or technology that does not exclusively refer to peer-to-peer payments.
- **Application Access Tokens** — Application Access Tokens provide access to a specific application or business platform and essentially functions like an alternative password using smart contract system functions. Usually, Application Tokens are not based on an independent blockchain, but use existing infrastructure.
- **Application Settlement Tokens** — Application Settlement Tokens combine all functionalities of Application Access Tokens with the purpose of a settlement instrument. They serve as means of payment in a peer-to-peer transaction that takes place within specific business applications or platforms.

Class 2: Counterparty Tokens

Counterparty Tokens are tokens on the XDEX Distributed Ledger which incorporate any form of a relative right against a third-party by the token holder. The relative right might be a (legal) right to use the token creator's services, a right to receive some form of a financial payment, a right to receive an asset, or a bundle of shareholder's rights.

Based on the different contexts and characteristics of these relative rights, XDEX has following sub-classes of Counterparty Tokens:

- **IOU Tokens** — IOU Tokens represent any form of a debt or claim against the token holder or a third party. Examples of such an underlying claim can be the payment of a specific amount, participation in future income, delivery of a material or immaterial asset, usage right of an infrastructure, or right to receive services. Typically, the details of the debt or claim are part of a separate contract between the token buyer and the token creator. All "utility tokens" outside of Class 1 Native Utility Tokens, which include a relative right against a counterparty and do not fit within the other categories of Class 2 Counterparty Tokens are classified as IOU Tokens. *** ***Depending upon the use case of the IOU token, there may be strict regulatory requirements and rules for the token and underlying form of claim based on jurisdiction.***

- **Derivative Tokens** — Derivative Tokens are a special form of the above-mentioned IOU Tokens. Because of their specifically regulated existence, they form a separate sub-class in the XDEX classification model. The value of the claim derives from an underlying base value, for example gold, Swiss Francs. ******These tokens may be highly regulated depending upon the specific use case and jurisdiction.***

- **Fund Tokens** — Fund Tokens represent shares of a collective investment fund centrally managed by a natural or legal person (if the management of the funds is decentralized, the token might be classified as tokens within Class 3 Ownership Tokens). The managed assets can be on or off a blockchain. *** ***These may be highly regulated depending upon the use case and jurisdiction.***

- **Equity Tokens** — Equity Tokens are tokenized securities shares and inherent shareholders' rights. An Equity Token represents membership rights in a corporate entity, as well as associated asset rights, such as the right to receive dividend payments, etc... in the form of an uncertificated share. * *** ***These are highly regulated in terms of creation, issuance, transfer, and trading in most global jurisdictions.***

- **Membership Tokens** –Membership Tokens represent a simple personal membership right, for example in an association or a club. In contrast to Equity Tokens, Membership Tokens are not related to shares of a corporation, but simply designate membership and associated privileges.

Class 3: Ownership Tokens

In the XDEX ecosystem, Ownership Tokens are contextual use cases wherein the token provides technical, smart contract system-based ownership rights in assets. The purpose of an Ownership Token is to provide the true and rightful transfer in rights to associated assets by transferring the token itself. These assets might include IP rights (e.g. copyright) and may also include material objects as recognized in certain jurisdictions such as title to real estate.

In contrast to Class 2 Counterparty Tokens, Ownership Token holders do not have a claim or relative rights against a counterparty. Rather, Class 3 Ownership Tokens provide (erga omnes) absolute rights in the form of a right in rem of the associated assets. Depending upon the use case, these tokens may be regulated, and may or may not be legally recognized as a form of proof of ownership.

Depending on the specific model, we can distinguish between:

- **Joint-Ownership Tokens** — Joint Ownership Tokens relate to situations in which two or more individuals jointly own property. Each owner owns the whole asset and only the community of all owners together can dispose of the tangible or intangible property.

- **Co-Ownership Tokens** — Co-Ownership Tokens provide ownership of a certain fraction, usually a percentage, of an asset. Each owner has the right to dispose individually his or her specific property fraction.

- **Sole-Ownership Tokens** — Sole-Ownership Tokens refer to situations in which the assets linked to the tokens are divisible and separable. In this case, every token holder is the sole owner of a specific asset.

XBT: The XDEX Platform Token

Much like the early days of mainframe computing, blockchain has come full circle in providing an internal payment mechanism to reward the entities who support the distributed data model through incremental payment of some coin or token. In computing history, people would pay for processor time on an extremely expensive, rare mainframe system. They would run their programs and get their output (most often in stacks of green bar report printouts). Then the service provider charged the customer on a per processor cycle basis.

Similarly, XDEX operates on a transactional services basis, and is powered by an internal application token called an XBT (pronounced "x bit"). The XBT represents a "Tokenized Microservices Agreement", which is directly tied to a binding services contract agreement between the user and the collective blockchain ecosystem. This agreement is automatically enforced through the logic of the blockchain algorithm as part of the underlying consensus.

XBT tokens are how users access XDEX and pay for computing power and unlock access to computing services within the XDEX framework.

Users of the XDEX platform will incur fees for specific transactional actions at both the protocol layer, as well as the cloud services layer. At the blockchain layer, these fees include things like:

- Creating a user account
- Transferring tokens and assets
- Creating user-level tokens and assets
- Updating asset parameters
- Creating proposals to maintain the XDEX ecosystem
- Voting on proposals
- Voting on blockchain governance representatives like active block producing witnesses and committee delegates

When a user performs actions within the XDEX framework, XBT is used to pay for the services provided. Once the transaction is completed and recorded, the fee returns to the XDEX Blockchain Reserve Pool. The Reserve Pool is the internal pool of circulating XBT tokens that are used to pay witnesses as active block producers. The XBT tokens are also used to compensate service providers for additional software development, and other activities that support the entire XDEX ecosystem.

Native to the XDEX ecosystem is the XBT token, a crypto asset, network and microservices access token that enables transactions on the blockchain or purchase products and services from ecosystem partners and users.

At present, 10XTS operates all of the active Primary Witness Nodes, but is pursuing a decentralization strategy aligned with the business development model to engage and secure consortium technical protocol partnerships to expand node operation.

Primary Witness Nodes are voted into active status as a result of the staking votes by XBT holders. Over time, the democratic process will ensure the integrity and perpetual operation of trusted operators to support the blockchain ledger.

IMPORTANT: As an application utility, XBT token represents a tokenized microservices contract for interaction with XDEX commercial platform services. An XBT token does not represent ownership or equity in any company and as such should not be considered for potential increase in value in the future, but rather for its utility value as described in this XDEX white paper and future documentation of product roadmap features.

10XTS does not guarantee profit sharing, dividend, or make any commitments for payouts or returns for XBT token holders. The XBT token does not represent ownership rights or voting with respect to 10XTS company shares, operations, or future direction of the company itself—only proposed governance issues for the operation and support of the XDEX blockchain itself.

10XTS may elect to distribute XBT tokens as part of an incentivized reward system to drive the adoption of the XBT token and XDEX platform. This reward system has not been defined and will be declared in the future.

Business Rule Engine

XDEX will use a "business rule engine" (BRE) to ensure code level logic to enforce transaction rules

All transactions in XDEX can be distilled down to a single, binary decision: "Can these two entities engage in this specific transaction?"

The XDEX development roadmap architecture includes the use of a business rule engine to establish and ensure controls for transactions and specific types of XDEX platform tokens.

Unlike current blockchain coins and tokens, a XDEX-based transaction is constrained and regulated by the templates of the internal business rule engine.

Because XDEX Business Rule Engine architecture uses a combination of metadata, business rules, and specific application wallet controls that lock or unlock the a transaction type based on the individualized token context, regulatory constraints may be preserved.

This can be a highly complex order of algorithmic logic involving the various extended information about each of the entities wishing to conduct the transaction, as well as the extended information about the transaction.

A business rules engine is a software system that executes one or more business rules in a runtime production environment.

The rules might come from legal regulation (e.g. "A purchaser of a Regulation Crowdfunding security cannot sell that security for 12 months"), company policy ("All customers that spend more than $100 at one time will receive a 10% discount"), or other sources.

A business rule system enables these company policies and other operational decisions to be defined, tested, executed and maintained separately from application code.

The XDEX Business Rule Engine layer is a component of the XDEX Enterprise Cloud.

Among other functions, it provides the ability to: register, define, classify, and manage all the rules, verify consistency of rules definitions ("If the Regulation Crowdfunding security holding period is less than 12 months and Buyer is a U.S. accredited investor, then

XDEX transaction prohibition rule 'n' is cleared; go to XDEX transaction prohibition rule 'n+1'"), define the relationships between different rules, and relate these rules to XDEX-based software applications that are affected or need to enforce one or more of the rules.

The XDEX Business Rules Engine combines aspects of what is generally considered workflow design with traditional rule design.

This failure to separate the two approaches can lead to problems with the ability to re-use and control both business rules and workflows.

Design approaches that avoid this quandary separate the role of business rules and workflows as follows:

- Business rules produce knowledge;
- Workflows perform business work.

Concretely, that means that a business rule may do things like detect that a business situation has occurred and raise a business event (carried via messaging infrastructure) or create higher level business knowledge (e.g., evaluating the series of organizational, product, and regulatory-based rules concerning whether or not a loan meets underwriting criteria).

On the other hand, a workflow would respond to an event that indicated something such as the overloading of a routing point by initiating a series of activities.

This separation is important because the same business judgment (mortgage meets underwriting criteria) or business event (router is overloaded) can be reacted to by many different workflows.

The XDEX Business Rule Engine provides the ability to develop a data abstraction that represents the business entities and relationships that rules should be written against.

This business entity model is populated by data derived from the XDEX ledger and applications.

XDEX Enterprise Cloud

The XDEX Enterprise Cloud makes it easy for enterprises to integrate as a BaaS framework


abi structures + required keys https / json
Browser / Mobile Apps
auth: user/pass
https / json
Local key pairs
DB
Application Cloud Server
DB
auth: jwt
https / json
API Services Layer
• accounts
• blocks
• transactions
https / json
Blockchain Connector
Blockchain
https / json
Enterprise Integration Layer

The full XDEX technology stack includes an API-based microservices cloud framework for extended application integration and data services.

The XDEX Enterprise Cloud connects identity, permissions, applications, and data with the XDEX Blockchain underneath.

Partners can consume the cloud layer and integrate with XDEX to extend their current enterprise applications and/or digital storefronts into the XDEX ecosystem.

XDEX Enterprise Cloud exposes the XDEX Blockchain via an API framework that allows an external developer to access XDEX data and functions.

This permits partners to integrate into existing enterprise information and/or create innovative applications.

The following principles embody the XDEX Enterprise Cloud strategy:

- Accelerate development by decoupling / exposing XDEX blockchain functionality as a reusable set of APIs for consumption.
- Innovate with digital applications or rapid deployment and quick creation of a system of engagement to new channels.
- Provide secure and controlled access to XDEX Enterprise Cloud APIs in a hybrid cloud environment where the likes of mobile or IoT applications on a public cloud can also consume exposed APIs.
- Enable a consortium technical protocol ecosystem with a wider community of external developers and partners who will publish and consume XDEX Enterprise Cloud APIs beyond enterprise boundaries.
- Monetize existing and new data and algorithms while enabling new business models.

As a fully-developed product, XDEX Enterprise Cloud will provide enterprise partners with a comprehensive API management platform.

This includes creating and testing APIs and connecting their implementation code to backend systems.

It also includes securing access to those APIs and managing them in production whether they are accessed from a system of engagement application, systems of record application, or other type of application.

This is in addition to making them available on a self-service developer portal for application developers to use.

Compliance Framework

The combination of features and approach makes XDEX a trusted framework for compliance

Compliance Framework

To facilitate a standards-based compliance methodology, XDEX uses an XML-based data set for all blockchain information and reporting. This provides a clear, easy-to-manage path to reporting compliance data that fits seamlessly with any standards-based, regulatory framework.

The XDEX compliance system is based upon open international standards for digital business reporting. We use a language in which reporting terms can be authoritatively defined. Those terms can then be used to uniquely represent the contents of financial statements or other kinds of compliance, performance and business reports. XDEX allows information move between organizations rapidly, accurately and digitally.

How Does XDEX Help Compliance?

10XTS makes reporting more accurate and more efficient. It allows unique tags to be associated with reported facts, allowing:

- people publishing reports to do so with confidence that the information contained in them can be consumed and analyzed accurately
- people consuming data to test it against a set of business and logical rules, in order to capture and avoid mistakes at their source
- people using the information to do so in the way that best suits their needs, including by using different languages, alternative currencies and in their preferred style
- people consuming the information to do so confident that the data provided to them conforms to a set of sophisticated pre-defined definitions

Comprehensive definitions and accurate data tags allow the preparation, validation, publication, exchange, consumption, and analysis of business information of all kinds. Information in reports prepared using XDEX is interchangeable between different information systems in entirely different organizations. This allows for the exchange of business information across a reporting chain. People that want to report information, share information, publish performance information and allow straight through information processing are empowered by the XDEX Compliance Framework.

In addition to allowing the exchange of summary business reports, like financial statements, and risk and performance reports, the XDEX information model has the capability to allow the tagging of transactions across the blockchain ledger, which can also be aggregated into standardized reports. These transactional capabilities allow system-independent exchange and analysis of significant quantities of supporting data and can be the key to transforming business processes, workflows, and reporting.

Who Benefits?

Based on international reporting standards, XDEX supports almost every kind of conceivable reporting - while providing a wide range of features that enhance the quality and consistency of reports, as well as their usability. The XDEX Compliance Framework can be used in many different ways, for many different purposes, such as:

Business Enterprises

- Companies that need to provide information to auditors and regulators.
- Enterprises that need to accurately move information around within a complex group.

- Supply chains that need to exchange information to help manage risk and measure activity.

Government Agencies

- Government agencies that are simplifying the process of businesses reporting to government and reducing red tape, by either harmonizing data definitions or consolidating reporting obligations (or both).
- Government agencies that are improving government reporting by standardizing the way that consolidated or transactional reports are prepared and used within the agency and/or published into the public domain.

Regulators

- Financial regulators that need significant amounts of complex performance and risk information about the institutions that they regulate.
- Securities regulators and stock exchanges that need to analyze the performance and compliance of listed companies and securities, and need to ensure that this information is available to markets to consume and analyze.
- Business registrars that need to receive and make publicly available a range of corporate data about companies, including annual financial statements.
- Tax authorities that need financial statements and other compliance information from companies to process and review their corporate tax affairs.
- Statistical and monetary policy authorities that need financial performance information from many different organizations.

Data Providers

- Specialist data providers that use performance and risk information published into the market place and create comparisons, ratings and other value-added information products for other market participants.

Analysts and Investors

- Analysts that need to understand relative risk and performance.
- Investors that need to compare potential investments and understand the underlying performance of existing investments.

Accountants & Auditors

- Accountants can use XDEX in support of clients reporting requirements and are often involved in the preparation of reports & filings.



10XTS Share Tokens

10XTS is tokenizing its own company shares and capitalization table on XDEX

10XTS is demonstrating the use of XDEX as a viable platform for financial services by tokenizing the capitalization table for the company.

While many blockchain companies have rushed to raise money through Initial Coin Offerings, 10XTS has taken a different approach—to create a regulatory-compliant model for token sale and use with multiple types of tokens.

This involves both securities tokens to represent the shares of equity, and application utility tokens to power the XDEX system itself.

10XTS, Inc. has authorized and issued its currently outstanding stock and stock to be issued pursuant the Delaware corporate code. and written subscription agreement documents and other investment documents.

10XTS has three forms of stock:

1) Common Voting,
2) Common Non-voting, and
3) Series A Preferred.

Additionally, 10XTS, Inc. has the ability to issue options to acquire shares of its authorized stock that would grant the holder the right to exercise such option for the purchase of Common Voting and Common Non-voting shares subsequent to the option issue date.

Pursuant to 10XTS' bylaws, the board of directors has the power to specifically designate any shares it issues as "un- certificated," which means 10XTS need not issue actual, physical share certificates to its shareholders. Rather 10XTS provides certain statutorily required notices and maintains a share ledger as to the ownership of its outstanding shares..

Whether certificated or not, corporations have been maintaining share registries or ledgers for years.

Like many modern corporations that do not certificate their shares, the 10XTS share registry has been managed as an Excel spreadsheet showing each shareholder's interests. However, Section 224 of the Delaware corporate code specifically contemplates that a corporation's stock ledger may be kept on or by means of one or more distributed electronic networks or databases.

XDEX is replacing 10XTS, Inc.'s spreadsheet-based cap table.

This will be accomplished by creating individual 10XTS shareholder accounts on XDEX, as well as a 10XTS, Inc. corporate entity account. For the time being, modifications on 10XTS' blockchain share ledger will be subject to conventional restrictions and authorization by 10XTS – i.e. modifications to the blockchain will be made after conventional share transfer processes and requirements have been complied with, and will not be capable of unilateral initiation by any shareholder.

10XTS, Inc. has created individual tokens on the ledger to represent each share.

Each share class has a named token symbol on the XDEX Blockchain:

- XTS – Common Voting Shares
- XTS.NV – Common Non-voting Shares
- XTS.A – Series A Preferred Shares

Each shareholder will receive an individual account on the XDEX platform. Each account will receive share tokens that represent the shares held by the corresponding shareholder.

Each shareholder will be able to log into his or her account on the system to see their tokens.

The tokens represent the shares of the corresponding class of stock that exists through the real-world authorization, subscription, and issuance as evidenced through 10XTS' conventional governance and subscription documents (e.g. 10XTS' certificate of incorporation, bylaws and the written subscription agreement between 10XTS and the shareholder pursuant to which the shares were acquired).

The token is not the security per se, the token is a unit of account on 10XTS' blockchain share ledger representing the bundle of rights associated with a share of a particular class of corporate stock as defined by 10XTS' conventional governance documents.

10XTS, Inc. shares have and will continue to be subject to existing U.S. and state securities laws and the Delaware Corporate Code.

For instance, the safe harbor exemption for sellers contemplated by SEC Rule 144 seeking to sell "restricted securities" acquired in a private placement contemplates a one year holding period.10XTS' bylaws currently provide 10XTS with a right of first refusal on the transfer of its shares – typical of many early stage and growth companies. Common shares are also subject to various restrictions.

As such, the tokens are also restricted, which means they cannot be transferred to another party by a shareholder except through a secondary market transaction that meets the qualifications of such under applicable law and 10XTS' governing documents.

This means that investors will not be able to freely "trade tokens". They must engage in a regulatory-compliant sale through conventional, existing processes applicable to any other similarly situated corporation.

Only upon satisfaction of applicable regulatory requirements or production of information sufficient to qualify for regulatory exemptions and satisfaction of all conditions to transfer contemplated by 10XTS' governing documents will share tokens be transferred to the new shareholder, who will also receive an account on XDEX.

In the future, we expect that transactions will be initiated by a token transfer, with the token actually changing accounts, i.e. settling, when all of the aforementioned criteria is satisfied.

This is an inversion in current practices because current, conventional share ledgers are not accessible to shareholders in the same manner as 10XTS' XDEX blockchain share ledger.

Establishing a blockchain share ledger for 10XTS is an important milestone for the launch of XDEX into the market.

It demonstrates a real, live use case of the platform while opening up participation to anyone who wishes to join in the journey in a regulatory-compliant fashion.

There are multiple benefits for conducting this Proof-of-Concept exercise by 10XTS:

- Validation of the XDEX platform asset tokenization model with investors at a larger scale as a real world, live use case example of capital market evolution;

- Ease of capitalization table management through the XDEX Blockchain for companies and investor users;

- Transparency of all shareholder-related information and historical transaction data from the genesis of the company to shareholders as a perpetual "deal room";

- Efficient reporting and auditing of corporate shares & shareholder data;

- Providing investors with real-time access to portfolio share information & transfer value data;

- Position the company for the future when tokenized securities are more commonplace and a clearer regulatory regime has been established for the trade of tokenized securities and as securities exchanges add support for token-based assets and data.

10XTS is conducting a regulatory-compliant Regulation Crowdfunding campaign.

Upon completion of the crowdfunding campaign through Wunderfund, a FINRA-registered Regulation Crowdfunding portal, investors will also receive accounts on the XDEX platform to provide them with access to their share tokens, which will be issued to correspond to their actual shares purchased in the campaign.

Because the crowdfunding portal requires identity verification, the accounts on the XDEX Ledger will qualify as having been associated with an individual who has undergone KYC (Know Your Customer) identity checks.

The Regulation Crowdfunding requirements include the use of a registered transfer agent, who will be the official reporting entity for the share transfers under existing regulations.

Only when notification by the transfer agent that a purchase of equity has been recorded will the investor receive their tokens from 10XTS.

Learn more about the campaign and invest in 10XTS at Wunderfund.

REGULATORY COMPLIANCE

Although 10XTS will issue securities tokens to its investors, 10XTS's focus is on complying with all applicable regulations in the same manner as if it were issuing uncertificated shares that are treated as securities. The transfer of tokens, which represent the underlying security and evidence an account holder's interest therein, is being viewed through this perspective and the offering of such securities by 10XTS is being executed in a manner to utilize the exemptions contemplated by a conventional Regulation Crowdfunding offering. All of the holders of each respective token are legal shareholders who obtained the securities through conventional, regulatory- compliant subscription agreements typical of a Regulation Crowdfuding offering.. Share tokens will be restricted from transfer to other parties until satisfaction of applicable regulatory requirements or production of information sufficient to qualify for regulatory exemptions is appropriately evidenced to the satisfaction of 10XTS.

Other Sample Use Cases

Here are some additional hypothetical use cases of XDEX to demonstrate the down stream potential

In addition to the 10XTS Proof-of-Concept to demonstrate the tokenization of an early stage company capitalization table, we have created other potential use cases for Financial Services Industry providers.

*** Any similarity to actual organizations with the same name is coincidental)*

BigVentures LP

BigVentures has an existing series of limited partnership agreements and a portfolio of investments in various companies. BigVentures is also contemplating the raising and launch of a new fund.

XDEX allows BigVentures to tokenize the unit ownership of existing limited partnerships and provide a customized software application to their investors to show the assets and respective ownership.

In this way, the token is a blockchain-based representation of the unit of account as an uncertificated share. This provides BigVentures with a much easier way to administer the fund for reporting and distributions.

In the future, the tokenized unit ownership will also provide a much easier way for partners to obtain liquidity in what otherwise constitutes an illiquid position in the fund itself.

As more securities become tokenized, it facilitates the secondary market trading in a more tangible, efficient way over current secondary markets.

Additionally, XDEX allows BigVentures to tokenize their portfolio companies by creating securities tokens to represent the actual cap tables and shares of their individual portfolio companies.

Again, this brings a new level of efficiency in cap table management and administration, while also facilitating future secondary market trading of the company.

Each of the portfolio companies may also have their own custom wallet applications to provide to investors and stakeholders

Since BigVentures is also raising a new fund, tokenizing the fund via XDEX from the inception by issuing tokens to investors enables a new path towards accessing prospective fund investors and partners. It is expected that in the future, this will become commonplace.

OnTarget RE Partners

OnTarget is a real estate investment and management group that owns multiple residential and commercial properties. They acquire new properties and lease them for income.

XDEX allows OnTarget to tokenize incremental revenue at the discreet property level, allowing more efficient syndication of investors in the property.

By creating tokens on XDEX to represent the ownership interest in the rent streams, this provides OnTarget investors with an efficient means of tracking assets and reporting.

It also permits easy administration of profit distribution to investors through a customized wallet application and associated investor accounts.

Champion Financial

Champion Financial is a licensed broker dealer who specializes in alternative asset trading for investors. They wish to provide access to their investors to new alternative asset investment opportunities that are represented by securities tokens.

Additionally, Champion Financial wishes to provide exchange trading capability to their investors through their client portal.

XDEX provides licensed broker dealers with the ability to access authorized securities tokens registered and listed on the XDEX ledger and offer their investor clients the opportunity to participate in these financial investments.

XDEX can be integrated directly into the broker dealer's investor portal to provide access to the data on the ledger.

Further, Champion Financial may file as an Alternative Trading System (ATS) to enable direct exchange trading of securities represented by the tokens on the ledger.

As a technology platform, the XDEX trading engine is activated and presented through their client portal, thus becoming the back-end technology framework necessary to support their ATS.

Triumph Trust

Triumph Trust is a provider of corporate custodial trust services. Triumph is interested in expanding their business into crypto assets and blockchain.

XDEX provides Triumph Trust with the ability to tokenize fiat dollars placed on deposit, which means they may issue derivative tokens pegged to the US dollar. The US Dollar token may be used to purchase things on the XDEX Distributed Ledger in the same manner as buying with US dollars directly.

By holding dollars in trust to represent the US Dollar token, clients may be assured the they are accurately backed by fiat currency placed on deposit. Triumph Trust creates new revenue streams by extending trust services into the new market as incremental fees.

Major Angels

Major Angels is an angel investment club that syndicates individual investments into early stage companies through individual investment partnerships.

Similar to the VC LP model, each partnership can be established with tokenized units on the XDEX platform, which provides individual investors with share tokens through their individual accounts.

When making an investment into an early stage company, the partnership entity can also receive tokenized share units of the company, which has also similarly created share tokens on the platform.

Regulatory Agencies

By having access to the immutability of the XDEX ledger, regulatory bodies have a window into discreet reporting of all regulated asset information and data at the transactional level for asset classes, which are presently difficult to monitor.

The Genesis of Early Stage Securities Assets

The most valuable information systems are ones where a new master record about something is created and subsequently used downstream by other entities in their own respective value chains. The original information is used by many other systems and transactions, which makes the origination point so important.

Early stage startup funding is typically the starting point for the creation of new company records and formal business history. This data includes corporate documentation and the capitalization table of shareholders.

While the founders of a new entity may have created the entity and even directly capitalized the company with their own funds, the first external funding from outside investors represents the inception of a bigger ecosystem.

We call this the "Genesis Position", where innovation and the history of an entity takes on a documented life of its own.

Early stage investors are engaged with the company and perform analysis, advisory, and monitoring for their investment in the project.

This monitoring and advisory role is important because it represents the scrutiny and documentation of the development of the entity into sustainability.

A substantial amount of information about new companies is gathered and stored. But in early stage activities, information about companies and their shares is usually locked in silos.

Data and documentation like investor due diligence, business development plans, market analysis, product management roadmaps, and other important metrics is presently fragmented across different kinds of documentation and storage systems.

In the future, someone may require accessing that information and documentation from these disconnected sources, making the task cumbersome and inefficient.

As we see across early stage investing, documentation and deal room data may be similar from company to company, but not necessarily standardized except for accounting and financials.

We see XDEX as a solution to the legacy fragmentation of startup financial information and data.

Go to Market Strategy

10XTS is taking XDEX to the market as our flagship product targeting early stage securities asset creation

Scaling Based Upon the 10XTS Proof-of-Concept Launch Model

The key, go-to-market strategy for XDEX is our approach to leading by example. Tokenizing the shares of the company demonstrates the capabilities of XDEX with a live use case model, and creates identity-compliant account users — our own shareholders.

This approach allows us to target early stage companies and investors with the same approach as a service provider.

We are focusing on early stage finance, which starts with startups and extends to the funding organizations and investors who capitalize these entities.

Additionally, 10XTS is forming alliances in the financial, venture capital, banking, and legal space with large corporations, small businesses, broker dealers, brand evangelists and other partners.

These are our target partners for blockchain node operation and application development partners.

This initiative is an important piece of our strategy, not only from a marketing perspective, but to bolster widespread support of the ecosystem we're building.

In the coming months, 10XTS will announce partnerships that will support this effort.

10XTS's core team and advisors have a combined century of experience in marketing and public relations, many with decades of history advertising for large brands and social media influencers.

The team is uniquely equipped, both directly and through relationships, to execute marketing campaigns that will spread our message and secure our brand as a dominant player in the financial world.

10XTS will advertise on relevant platforms to reach the right people in the financial services and legal industries.

We will handle P.R. and communications both internally and via 3rd parties, keeping our community constantly updated about developments, initiatives, and new relationships.

Our communications strategy consists of press and marketing, but also community engagement through our core team.

Our core key marketing strategies include:

- Channel relationships
- Key partnerships with traditional financial industry
- Influence marketing via social media
- Press releases and publications
- Paid advertising campaigns to targeted audience constituencies
- Subject matter expertise & speaking, content marketing
- Conferences & Industry event participation
- Inbound marketing automation
- Personal networks



Develop ecosystem consortium with key financial services vertical partner entities

Develop channel relationships with key industry partners

Engage with targeted application development partner opportunities

Direct end-user marketing and customer acquisition through digital, inbound and education-based content marketing

Target Markets

We're targeting early stage capital investing market participants: startups, funds, investors, etc...

Initial Segment: Early Stage Equity

Initial market validation activities have focused on the alternative asset and early stage equity space, including startups, angel investors, early stage venture capital, and broker dealers.

This market segment is very important because it represents the genesis of new assets. The complexity of tokenization is greatly reduced when working with new entities and associated data.

Based on market validation efforts over the past 18 months, these market segments have shown significant initial interest.

The estimated size of the existing global equity market alone is $74 trillion. This market is projected to increase to $100 trillion by 2020. Privately-held businesses represent 99% of the market. The World Bank estimates there are approximately 500 million micro, small, and medium-sized enterprises globally.

Early Stage Finance Capital Market Participants

- Startups & Business Enterprises
- Investors
- Venture Capital Funds
- Startup Accelerators
- Institutional Investors
- Crowdfunding Portals
- Broker Dealers
- Asset Managers
- Legal & Accounting
- Regulatory



For Startups

Tokenize your cap table to ease ownership administration, store corporate records and easily manage access to information



For Investors

Track ownership with the immutability of the blockchain, access corporate records and information to make better decisions



For VC Funds

Manage deal flow portfolios, ease fund administration with LPs and provide better access to deal room information



For Accelerators

Ensure companies are prepared for tokenized equity markets of the future, provide better access to graduate information



For Broker Dealers

Provide investor clients with access to alternative asset classes, ensure compliance and reporting for transactions and transfers



For Legal

Ensure client information is accurate in real time, consolidate ownership and record-keeping, provide regulatory reporting

Revenue Model

The 10XTS revenue model has multiple streams of combined product & services

- **Enhanced XDEX Software Product features**

    - 10XTS software products are based upon a series of micro-service API's that connect to XDEX, and are configured to deliver full blockchain applications and integrations. Revenue from software will be generated from transactions fees based on product usage and paid for with XBT tokens.

- **Asset Tokenization on XDEX**

    - 10XTS will derive revenue from the tokenization of assets on the XDEX blockchain as fees paid by issuers.

- **Online coaching and consulting for target market segments**

    - 10XTS is launching a series of target market specific online courses and subscription products. These will be fee-based, as well as recurring subscriptions.

    - As an enhancement to the entry-level information products, 10XTS will also offer a scalable online coaching programs to provide a higher touch level of service for more advanced subscribers. These will be fee-based programs that provide live support in a scheduled fashion.

- **Professional Services Consulting**

    - We provide consulting services for custom software development, crypto regulatory compliance, asset tokenization, whitepaper preparation, Private Placement Memorandum preparation, token offering management, and blockchain marketing.

- **XDEX Node Implementation for XDEX blockchain partners**

    - We expect many ecosystem users will wish become node operating partners. This represents server implementation and management revenue for 10XTS.

- **XDEX block production rewards**

    - In a DPoS based blockchain system like XDEX, the creator of a block on the ledger is rewarded with XBT tokens. Currently, 10XTS operates all 11 of the Primary Witness Nodes. Thus, 10XTS will be entitled to the revenue associated with creating blocks.

    - Since decentralization of nodes is the goal, the rewards will be reduced over time, but it is expected that 10XTS will always continue to operate the maximum number of nodes allowed for a single entity.

Business Roadmap

10XTS is continuing the journey it started in 2016 with the launch of XDEX into the market



Q1 2019
Scale XDEX marketing & sales to build stakeholder partners, continue product development roadmap, launch end user sales campaigns.

Q4 2018
Reg CF campaign completed, XDEX ecosystem partner sales and onboarding to begin with ramp up for business development.

Q3 2018
Reg CF campaign launch, 10XTS sales positive, XDEX launched into market with production chain and MVP cloud services, client wallet.

Q1 2018
Seed round completed with full subscription of offering. Production product roadmap started.

Q2 2018
XDEX product launch targets set. Regulation Crowdfunding campaign planned for Q3 launch to coincide with XDEX launch.

Q4 2017
Test blockchain ecosystem launched, 10XTS incorporated, launched private placement offering to raise seed round.

Q3 2017
10XTS team formalized, legal research & business strategy formulated for product roadmap.

Q2 2017
R&D on blockchain platform frameworks started to evaluate full solution scope and product roadmap.

2016
10XTS founding team began formulating the roadmap and plan to launch company. Market validation with financial industry players.

Capital Funding & Budget

After a successful pre-seed round, 10XTS is raising a round via Regulation Crowdfunding

10XTS secured an initial pre-seed round of capital from individuals and early stage venture funds in early 2018.

This capital enabled 10XTS to:

- Bring bootstrap development team onboard full-time
- Engaging legal & regulatory compliance research
- Initial partner development
- Initial market validation and marketing framework
- Initial sales pipeline development
- Development of the core XDEX blockchain framework and infrastructure
- Launch the XDEX test chain
- Build the initial framework for the API micro-services layer
- Build the XDEX client interface framework
- Security testing
- Launch the XDEX production chain
- Proof-of-Concept development for 10XTS share tokenization
- Launch regulation crowdfunding campaign
- Initial marketing launch of XDEX to targeted segments
- Legislative & regulatory efforts with key associations and Congressional discussions

Regulation Crowdfunding Campaign

10XTS is raising another round of capital to support the continued development of the company and support XDEX go to market efforts.

This is being conducted as a Regulation Crowdfunding campaign to sell equity shares in the company.

The capital funding is essential for the continued operations of the company, but it also serves the very significant purpose of the live market launch of XDEX as our flagship product.

The investors in the 10XTS Regulation Crowdfunding campaign become some of our initial users of the platform itself.

The capital will permit 10XTS to continue to pursue the business and product development strategy into 2019.

Learn more about the campaign at the Wunderfund portal site.

Below is a preview of our best estimates of what we'll do with this capital:

XDEX Product Development

The XDEX platform is already operational. The next stage of development will be to continue expanding the framework. We will bring on additional developers to further advance our feature set.

Operations

The business and technical teams will continue to expand. This will include additional office space, additional technical hardware and software, and administrative support.

Marketing

Marketing will focus on three primary activities, advertising to attract new customers, create name recognition, and content marketing that supports our collaborative business model.

In addition, marketing will focus on forming alliances in the financial services community and large corporations, brand evangelist, and other partners.

This initiative is an important piece of our strategy, not only from a marketing perspective, but to bolster widespread support of the XDEX ecosystem we're building.

Business Development will consist of speaking at conferences to build our network and find new opportunities in the market. We will also continue to make strategic, targeted sales calls.

Legal

10XTS has retained Wood & Lamping in Cincinnati, Ohio. Their specialty is business law with expertise in securities regulations.

Accounting

Day-to-day accounting is performed internally. 10XTS has also retained the services of Kruse & Crawford Associates accounting firm for audit purposes. Kruse & Crawford performed a financial review for the Regulation Crowdfunding.

Other

Retaining key personnel for XDEX platform development and executive management is a key component of our strategy.

We will also continue to develop strategic partnerships with domestic and international organizations to help with the adoption of the XDEX platform.



FUNDING BUDGET

General & Administrative 25%

Research & Development 45%

Marketing & Fundraising 30%

About 10XTS

10XTS architects and develops successful business, software, data & blockchain solutions

10XTS delivers a seamless portfolio of end-to-end business and technical services to help smart business leaders leverage opportunities in the market and accelerate growth. From strategic road-mapping to technical implementation, our world-class team is ready to guide organizations towards success.



Business Strategy & Consulting

Our business consulting services provide the strategic capability for organizations to determine the best way to leverage the evolutionary potential of blockchain technology.

The 10XTS team will conduct an existing technology platform assessment, identify ways to optimize, evaluate the marketplace for potential opportunities, and recommend a roadmap for rapid business implementation.



Opportunity Evaluation

10XTS provides a full evaluation of external market, internal and IT operations to help assess the opportunity for blockchain for your organization. Leveraging our market research and situational awareness with the rapidly expanding blockchain world, we help identify, define, and validate your business case.



Operational Risks

Maintaining a competitive position in the market means understanding the impact of blockchain's disruptive potential. 10XTS will evaluate how internal and external adoption of blockchain can affect your organization's operational and financial risks.



Business Modeling

10XTS will deliver a business model considering a fully-developed future state for your organization that includes infrastructure, governance, business process and platform functions. This includes impact analysis, technical architecture, and even potential intellectual property.



Blockchain Strategy

10XTS will deliver the necessary business and product development perspectives, along with a comprehensive launch strategy that includes your target market, your existing client base, your value proposition, and your pricing models.



Technology Development

10XTS specializes in software and data technology engineering. From architecture, to devops and software engineering, our team creates enterprise-grade solutions. As seasoned developers, we bring full lifecycle management to mitigate risks and ensure every project's success.



Architecture & Scope

Based upon the business requirement analysis, the 10XTS team will create a comprehensive enterprise architecture plan that includes functional and technical scope.



Security & Devops

Launching a blockchain software platform creates many additional considerations for application and network protocol security. The 10XTS team specializes in security, cloud ,and devops capabilities, ensuring compliance and governance requirements are met.



Application Development & Integration

The 10XTS team has its roots in the enterprise custom software development space. We actually ship code, which is a major hurdle for many organizations. Our agile delivery process ensures the highest level of product engineering and lifecycle management. Efficiency in code delivery impacts overall costs. We prefer a flexible agile approach to ensure the most nimble and adaptive environment for our client stakeholders.. While no code is ever "bug free", we work to build risk management into our models from Day #0.



Support

Ensuring a stable, production application requires ongoing, routine support. We provide technical integration, migration, and maintenance to keep the application secure and working for users. Support doesn't stop with the tech though. We provide full documentation and end-user training for maximum impact.

Partners

10XTS has entered into various strategic affiliations to help build the XDEX ecosystem



LOUD Capital

LOUD Capital is a Columbus, Ohio-based, venture capital fund that targets investment in several key areas of focus. Specifically, they focus on early stage companies in the region, and provide funding to promising early stage technology companies. Loud Capital is an investor in 10XTS. LOUD also has separate investment funds targeting the real estate and aerospace industries.



Founder Institute

Founder Institute is the world's largest idea stage startup accelerator program. Founded by Adeo Ressi in 2009, they have launched over 3,000 companies globally, including notable successes like Udemy and Realty Mogul. Founder Institute is a 10XTS partner providing global marketing and visibility to the startup community.



Queen City Angels

Queen City Angels is a Cincinnati, Ohio-based, angel investor group. They are a leading chapter of the Angel Capital Association, one of the largest angel investing organizations in the world. Queen City Angels syndicates investment in early stage companies that show promise for growth.



Alternative Investment Store, a division of Benjamin & Jerold Brokerage I

The Alternative Investment Store, LLC. is a marketing and distribution channel for alternative asset investments nationwide. The Alternative Investment Store is a Division of Benjamin & Jerold Brokerage I, a member firm of The New York Stock Exchange.



Wunderfund

Wunderfund is a FINRA-licensed Regulation Crowdfunding portal based in Cincinnati, Ohio. Wunderfund helps early stage companies raise capital through the JOBS Act legislation enabling equity sales to non-accredited investors. 10XTS is using Wunderfund to raise capital through a compliant, regulation crowdfunding campaign.



Cincinnati Crypto Fund

Cincinnati Crypto Fund is a boutique venture capital fund focused on investing in crypto assets in the blockchain space. They syndicate investor funds to place into portfolio projects and assets. Cincinnati Crypto Fund is an investor in 10XTS.



Vet-Tech

Vet-Tech is a startup accelerator program targeting active duty and veteran military personnel in the U.S. Vet-Tech is a supporter of 10XTS, who won their national pitch competition in 2017.



Cintrifuse

Cintrifuse is a regional syndicate fund and startup development organization focused on fostering innovation and connectivity between startups and large corporations in the Cincinnati, Ohio, region.

Team

A highly-experienced, multi-disciplinary team with significant capability to execute and deliver

10XTS's core team has over 160 combined years of experiences as C-level executives, successful start-up entrepreneurs, big four partners, regulatory compliance experts, and enterprise marketers. The advisory team includes an expert business law and securities team, as well as experts in structured capital & finance, banking, artificial intelligence, cybersecurity, and business development.

Management Team & Directors



Michael Hiles - Founder, Director & CEO

Michael Hiles is a business executive with multiple startup and early stage company experience. In 2016, Michael started planning 10XTS and by early 2017, he formalized the team and launched the company, subsequently attracting immediate attention in the marketplace. Michael frequently speaks at blockchain and digital marketing events and conferences. He consults with early and growth stage companies to help ownership teams define target markets, package their value proposition, and develop accelerated market development strategies.



Robert Slater - Founder, COO

Rob Slater a U.S. Veteran and former Program Manager at the US Air Force Research Lab (AFRL). Robert has significant leadership experience guiding multiple, complex technology teams. After establishing a $40M acquisition program for the B2 antenna upgrade, he led a 100+ member, multi-disciplinary team in the development of an $80M, next-generation aircraft capability. He holds a B.S. in Electrical Engineering from Clemson University and a M.Eng. in Innovation and Entrepreneurship from Wright State University.



John Bentley II - Founder, CTO

John is a software architect with over 25 years of experience, spanning from software development to physical infrastructure and all layers in between. John began his career developing network management products for IBM and Broadband Technologies. He then migrated to IT consulting, working with internal IT organizations in the telecommunication, utility, manufacturing, and agri-business industries. John has a BS in Computer Science from North Carolina State University and an MBA in Social Media Marketing from Southern New Hampshire University.



Yogesh Kadiyala - Founder & Lead Developer

Yogesh has his M.S. Mechanical Engineering from Arizona State University, where he worked to apply his software development experience in machine learning to solving real world mechanics. As a systems thinker and developer, he continued his development experience in the financial sector with 5/3 Bank as a senior data analyst designing data architecture for mortgage lending systems.

Advisory Team



Steve Thomas - Chief Growth Advisor

Steve was the founder and CEO of Pathlore Software Corporation, an enterprise eLearning company that developed eLearning software products. The enterprise software was sold to over 1,800 large and medium size businesses worldwide. Steve holds a BA from the College of William & Mary in Williamsburg, Virginia and a Master's in Computer Science from American University in Washington, D.C. He is also and Ernst & Young Entrepreneur of the Year finalist for Technology.



Bhaskar Mukhopadhyay - Finance & Chief Solutions Advisor

Bhaskar Mukhopadhyay is a Senior Executive with 30 years of experience in finance, public accounting, information technology and regulatory compliance. As past Partner in Deloitte and Director at PwC, he has a proven track record of leading multinational teams working across multiple industry sectors, functions, and business units. Bhaskar is a Certified Public Accountant (CPA) licensed in New York and Ohio. He also has certification in Management Accounting (CMA), and Information System Audits (CISA). He holds a BS in Mechanical Engineering from Indian Institute of Technology (IIT), MBA in Finance and MS in Accounting, both from Pace University (NYC).



Dr. Glenn Lawyer - Informatics & Advanced Mathematics Advisor

Dr. Glenn Lawyer is CEO/Founder of Healthcast US. He is a Senior Post Doc Fellow at the Max Planck Institute for Informatics. He received his Ph.D. at University of Oslo and his Master of Science, Computer Science/Autonomous Systems from KTH Royal Institute of Technology, Stockholm. Glenn is an EU patent holder. Glenn holds dual citizenship and resides in Luxembourg, providing significant access to EU-based capital and banking.



Dr.Jack Harris - Distributed Computing & Artificial Intelligence Advisor

Dr. Jack Harris has worked in various technical domains and is considered an expert in the area of large-scale computation and artificial intelligence. He has implemented and run distributed computing projects spanning the globe with a particular focus in coupling parallel processing with machine learning techniques leveraging both super computers and local resources. Jack holds a B.S. in Computer Science from Georgia Institute of Technology, a M.S. in Computer Science from Indiana University, and a Ph.D. in Cognitive Science and Computer Science from Indiana University.



Randy Cole - Economics & Structured Capital Markets Advisor

In 1987, Randy Cole founded MVVA, one of the first regional Midwest venture capital associations. Randy worked with regional partnerships and created a multi-city network of capital investors throughout the mid-west US. Randy provides significant assistance in macro-economics, currencies, deal structure and finance for public-private partnerships. His work in M&A includes institutional capital, syndication, corporate acquisition, and exit strategy through to public entity liquidity.



David Cain - Banking & Wealth Management Advisor

David Cain is a technology entrepreneur, investor, and business advocate. He has a strong background in mobile telecommunications and deep family office experience in banking. He is the CEO of Speakeasy Software. David's family co-founded the Bank of Kentucky, which was subsequently sold to BB&T where family members continue to advise the board. David provides significant expertise in asset management, family office operations, and private wealth networks.



Chris Bates - Blockchain Security & Token Offering Advisor

Chris is Chief Security Officer/President for Bitland Global. He has successfully completed four initial coin offering projects, including Factom, Bitland Global, & One Name Global. Chris is a telecommunications and cyber-security specialist. He received a B.S. in Psychology from Indiana University in 2007 and a M.S. in Telecommunications in 2009. He also received his M.S. in Cybersecurity for enterprise scale organizations in July, 2016 from Colorado Technical University.



Chiru B. - Enterprise Architecture Advisor

Chiru is an enterprise architect with extensive domain experience in Banking & Finance, Healthcare and Supply Chain industries. He has held advanced technical leadership positions at leading financial institutions Chase, Bank of America and HSBC, and was the technical lead for distributed computing at Bank of America. As a former Google employee, he worked extensively in design and implementation of projects with predictive analytics, business model analysis and supply chain management solutions.



Brian Thomas - Community Development Advisor

Brian Thomas is the Owner of Impact Social, a digital marketing firm. He consults with businesses to improve their marketing practices by implementing automation systems and developing execution strategies. This includes a range of services including AI/bot development, software development, social media management, and campaign execution. Brian is a graduate of Virginia Tech with a B.S. in Mechanical Engineering and the co-author of Marketing Automation Foundation: Eliminating Unproductive Marketing.

Glossary

- **Blockchain**—is a growing list of records, called blocks, which are linked using cryptography. Each block contains a cryptographic hash of the previous block, a timestamp, and transaction data. A blockchain is the result of the mathematical algorithm defining the operation of a distributed ledger using a form of consensus among node operators to establish the truth for transactions and data.

- **Capitalization Table**—a table providing an analysis of a company's percentages of ownership, equity dilution, and value of equity in each round of investment by founders, investors, and other owners. "Cap table" as it is often abbreviated, is a ledger that tracks the equity ownership of a company's shareholders. However, the term can refer to the way in which any company keeps track of all of the relevant information related to all of its stakeholders including debt, convertible debt, option, warrant, and derivatives holders) and their claims on the company.

- **Communication Protocol**—a system of rules that allow two or more entities of a communications system to transmit information via any kind of variation of a physical quantity. The protocol defines the rules, syntax, semantics and synchronization of communication and possible error recovery methods. Protocols may be implemented by hardware, software, or a combination of both.

- **Consensus**—a group decision-making process in which group members develop, and agree to support a decision in the best interest of the whole.

- **Consortium**—an association of two or more individuals, companies, organizations or governments (or any combination of these entities) with the objective of participating in a common activity or pooling their resources for achieving a common goal.

- **Cryptocurrency**—a digital asset designed to work as a medium of exchange that uses strong cryptography to secure financial transactions, control the creation of additional units, and verify the transfer of assets. Cryptocurrencies like Bitcoin are a kind of alternative currency and digital currency (of which virtual currency is a subset).

- **Cryptographic Protocol**—a system of rules that allow two or more entities of a communications system to transmit information via any kind of variation of a physical quantity. The protocol defines the rules, syntax, semantics and synchronization of communication and possible error recovery methods. Protocols may be implemented by hardware, software, or a combination of both.

- **Digital Asset**—anything that exists in a binary format and comes with the right to use. Data that do not possess that right are not considered assets. Digital assets include but are not exclusive to: digital documents, audible content, motion picture, and other relevant digital data.

- **Distributed Ledger Technology**—a consensus of replicated, shared, and synchronized digital data geographically spread across multiple sites, countries, or institutions. There is no central administrator or centralized data storage.

- **Node**—an active electronic device that is attached to a network, and is capable of creating, receiving, or transmitting information over a communications channel. As applied, a server running software that provides computing power to support a blockchain and ledger.



10XTS, Inc.
1311 Vine St.
Cincinnati, OH 45202 USA